EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended
	March 31,
(dollar amounts in thousands)	2010	2009
Pretax income (loss) from continuing operations before adjustment for income from unconsolidated subsidiaries	$8,748	$(7,094)
Add:
Fixed charges	6,069	8,279

Adjusted pretax income	$14,817	$1,185

Fixed charges:
Interest expense	$4,954	$7,067
Estimate of interest within rental expense	1,115	1,212

Total fixed charges	$6,069	$8,279

Ratio of earnings to fixed charges	2.4	(A	)

(A)	Adjusted pretax income was inadequate to cover fixed charges by $7.1 million for the three months ended March 31, 2009.